Delisting Determination,The Nasdaq Stock Market, LLC,
May 1, 2008, Red Envelope, Inc. The Nasdaq Stock Market
LLC (the Exchange) has determined to remove from listing the common stock of Red Envelope, Inc. (the
Company), effective at the opening of the trading session on May 12, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4350(e) and 4350(g). The Company was notified of the Staffs determinations on April 2,2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 11, 2008.